EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY OHIO

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income (loss) from continuing operations	$290	$(309)	$(240)	$458	$415
Fixed charges	119	122	128	122	139
Deduct:
Interest capitalized(a)	9	8	4	19	30

Total earnings (as defined for the Fixed Charges calculation)	$400	$(195)	$(116)	$561	$524

Fixed charges:
Interest on debt, including capitalized portions(a)	$114	$117	$121	$113	$130
Estimate of interest within rental expense	5	5	7	9	9

Total fixed charges	$119	$122	$128	$122	$139

Ratio of earnings to fixed charges	3.4	— (b)	— (b)	4.6	3.8

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.
(b)	Earnings insufficient to cover fixed charges by approximately $317 million and $244 million during the years ended December 31, 2010 and December 31, 2009, respectively, due primarily to non-cash goodwill impairment charges.